EXHIBIT 12.1

GOLD KIST INC.

COMPUTATION OF RATIO OF MARGINS TO FIXED CHARGES (1)

FOR THE FIVE YEARS ENDED JUNE 28, 2003 AND

THE NINE MONTHS ENDED MARCH 29, 2003 AND MARCH 27, 2004

(Dollar Amounts in Thousands)

	For the Fiscal Years Ended:					Nine Months Ended:
	1999	2000	2001	2002	2003	Mar. 2003	Mar. 2004
Fixed Charges:
Debt interest	$26,050	30,425	39,996	27,962	24,968	18,423	27,701
Interest portion of rents	3,610	4,407	4,869	6,184	7,036	5,237	4,909

Subtotal	29,660	34,832	44,865	34,146	32,004	23,660	32,610
Less: Capitalized interest	(394)	(89)	(744)	(370)	(178)	(147)	(6)

	$29,266	34,743	44,121	33,776	31,826	23,513	32,604

Margins (loss) from continuing operations before income taxes	$102,747	(48,854)	46,677	69,684	(68,759)	(87,075)	96,252
Less: Equity in earnings or plus equity in losses of affiliates	639	8,312	(10,294)	(2,266)	805	906	(897)
Plus: Distributions from affiliates	5,110			6,543		—	421
Fixed charges less capitalized interest	29,266	34,743	44,121	33,776	31,826	23,513	32,604

Subtotal	137,762	(5,799)	80,504	107,737	(36,128)	(62,656)	128,380
Divided by fixed charges (including capitalized interest)	29,660	34,832	44,865	34,146	32,004	23,660	32,610

Ratio	4.64	(0.17)	1.79	3.16	(1.13)	(2.65)	3.94

Excess of fixed charges over margins (loss) from continuing operations before income taxes plus fixed charges, less capitalized interest	—	$48,854	—	—	68,759	87,075	—

(1)	The ratio of margins to fixed charges is computed by dividing margins by fixed charges. For this purpose, "margins" include margins (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal 2000, 2003 and the nine months ended March 29, 2003, margins were insufficient to cover fixed charges by approximately $48.9 million, $68.8 million and $87.1 million, respectively.